

November 21, 2011

Via E-mail
Haisam Hamie
President
Havana Furnishings Inc.
Edificio Ultramar Plaza, Apt. #4A
47th Street
Panama City, Panama

> **Re: Havana Furnishings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 9, 2011**
> **File No. 333-176684**

Dear Mr. Hamie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 4

1. We note your responses to comments 1 and 3 in our letter dated October 3, 2011. On the prospectus cover page, your chart does not include any expenses for the cost of the offering. However, on page 49 you disclose that the cost of the offering will be $15,000. Please revise this chart and related disclosures throughout your prospectus to reflect the net proceeds of the offering. For example, please also revise the tables on pages 6 and 12 to reflect net proceeds to you of $15,000, assuming the minimum number of shares is sold, or $45,000, assuming the maximum number of shares is sold. In the case of your disclosure on page 12, please also make corresponding changes to your use of net proceeds. These are merely examples.

Blank Check Issue, page 7

2. We note your response to comment 5 in our letter dated October 3, 2011 and reissue this comment. Please provide a detailed analysis addressing each of the issues described in that comment in explaining why you believe you are not a blank check company.

Risk Factors, page 8

U.S. Federal Regulations Require That Any Computer Software Used Within The United States Contain A 128-Bit Encoding Encryption, While Any Computer Software Exported To A Foreign Country Contain A 40-Bit Encoding Encryption, page 10

3. We note the addition of this risk factor. Please revise to disclose the risks to your business and to investors if these security precautions are not successful.

Dilution of the Price you Pay for Your Shares, page 14

4. We note the revised disclosure based on your response to comment 13 in our letter dated October 3, 2011. However, you have not revised all instances in the filing which previously indicated that the net tangible book value was $15,000. Please revise accordingly. Additionally, please revise the net tangible book value per share amounts based on the net tangible book value of $7,000.

Plan of Operation, page 20

5. We note your response to comment 15 in our letter dated October 3, 2011. We reissue our comment, as we continue to note references to the sale of services. For example, on page 8 in the second risk factor, in the 4th and 5th bulleted items you reference your services. Another example on page 25 under the caption "website" you state that the website will provide the following "services."

Liquidity and capital resources, page 23

6. We note your response to comment 16 in our letter dated October 3, 2011. It appears that you have based your disclosure on your gross proceeds of $30,000 rather than the net proceeds of $15,000. Please revise accordingly under this heading and elsewhere, as appropriate. To the extent these revisions impact your revised disclosure in response to comment 2 in our letter dated October 3, 2011, please also revise to quantify the amount of funding you will need to raise over the next 12 months to continue in business. Also, it does not appear that you have addressed your liquidity needs on a long term basis. Please revise.

Description of Business, page 24

7. We note your response to comment 16 in our letter dated October 3, 2011. We further note your disclosure that you will be an online business but your discussion on page 25

under the caption "website" discloses that your webpage will not be interactive if you raise the minimum amount in your offering. Please revise your business discussion to detail how you will operate if you only raise the minimum amount. Also, it appears from your disclosure that you do not know what your profit margins will be because you do not know what your cost of products will be. Therefore, you cannot provide investors with the amount product you will need to sell in order to be profitable. Please add a risk factor that outlines this risk to investors.

8. Further, we note that you reference an IMF study concerning the projected economic growth in Panama and to a statement by the Minister of Economy and Finance. Please provide us with copies of these articles, reports or studies marked to show the section that supports your statements or provide page references in your response to the sections you rely upon. Similarly, we note your statement concerning tourism and retirement. Please provide us with support for these statements and the basis for management's belief that the "the market for [y]our products in Panama will be quite large." To the extent you are unable to provide support, please delete these qualitative and comparative statements. Please revise throughout your prospectus as necessary.

Government Regulation, page 30

9. We note your response to comment 23 in our letter dated October 3, 2011. Please revise your use of proceeds to reflect the costs associated with registering your business with the Panamanian government and the related costs associated with obtaining government permits and licenses or advise.

10. We note your response to comment 24 in our letter dated October 3, 2011. Please revise, if applicable, to describe any duty to update the information filed with the Public Registry Office.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Sharon D. Mitchell, Esq.
        SD Mitchell & Associates, PLC